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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001, and our Form F-3 as filed with the Securities and Exchange Commission on May 30, 2003.

FOR IMMEDIATE RELEASE

SBS BROADCASTING RECEIVES $9.0 MILLION
FROM SALE OF LIONS GATE ENTERTAINMENT INVESTMENT

        LUXEMBOURG, June 16, 2003 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has sold 4,012 shares of Lions Gate Entertainment (AMEX and TSX: LGF) 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9,027,000. SBS retains 1.7 million warrants that are exercisable into Common Shares of Lions Gate Entertainment stock.

        "This sale is consistent with our announced plan to dispose of non-core, minority positions or non-consolidated assets," said Harry Evans Sloan, SBS Broadcasting's Executive Chairman. "We plan for the proceeds of this sale to improve our balance sheet."

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information, please contact:

Investors: Catherine Wang/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667 wang@braincomm.com smarg@braincomm.com	Press: Jeff Pryor Pryor Associates Tel: +1 818 382 2233 jeff@pryorpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2003
SBS BROADCASTING S.A.
	By:	/s/Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING RECEIVES $9.0 MILLION FROM SALE OF LIONS GATE ENTERTAINMENT INVESTMENT
SIGNATURES